December 18, 2019

Craig Safian
Chief Financial Officer
Gartner, Inc.
56 Top Gallant Road
Stamford, CT 06904-2212

       Re: Gartner, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-14443

Dear Mr. Safian:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Notes to Consolidated Financial Statements
Note 1 - Business and Significant Accounting Policies
Adoption of New Accounting Standards
Our business and revenues
Costs of obtaining and fulfilling a customer contract, page 63

1. Please tell us the basis for amortizing deferred sales commissions on contracts over a period not to exceed one year as many of the subscription contracts in your Research segment are for research products that span multiple years. In your response, please address the following:

           The percentage of subscription contracts for Research products that are multi-year vs.
           single year or less;
           Terms of the contracts covering initial period plus renewal periods, and the likelihood the renewals will be exercised;
 Craig Safian
Gartner, Inc.
December 18, 2019
Page 2
              Commissions paid to obtain the initial contact with the customer and costs incurred, if any, to obtain contract renewals.

         Refer to ASC 606-10-55-1 and ASC 340-40-25-1 through 25-5 in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273, or Amy
Geddes, Senior Staff Accountant, at (202) 551-3304 with any questions.



FirstName LastNameCraig Safian                                Sincerely,
Comapany NameGartner, Inc.
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